

November 23, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Glenn Tynan
Chief Financial Officer
Curtiss-Wright Corporation
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **Re: Curtiss-Wright Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 21, 2015**
> **And Documents Incorporated by Reference**
> **Response Dated November 6, 2015**
> **File No. 1-134**

Dear Mr. Tynan:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>Results of Operations, page 24</u>
<u>Results by Business Segment, page 27</u>

1. We note your response to our comment number 1 from our letter dated October 23, 2015. It is not apparent from your response how you determined that the various factors disclosed throughout your MD&A are not considered material and therefore should not be quantified. For example, in your analysis for the Commercial/Industrial segment, acquisitions only contributed $63 million of the $124 million year over year increase in revenues. The remaining difference of $61 million appears to be attributed to the increase in production rates on the Boeing 787 program and increased demand in surface technologies; however those factors are not quantified. Furthermore, because operating income is impacted by both revenues and cost of sales, a separate discussion and

quantification of the material components of cost of sales results is appropriate in order for an investor to fully understand all material items impacting your results. As an example, for the period ended December 31, 2014, sales in your Defense segment decreased by 4% while operating margin decreased by 12%; however there does not appear to be a robust analysis of the reasons behind this decline in gross margin with a similar lack of quantification for the factors that are discussed. As such, your narrative should quantify and include a discussion of all material factors impacting your operating results, including the significant components of your cost of sales with an analysis of the changes and discussion of expected trends and known effects on future operations where appropriate. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Note 18 – Segment Information, page 79

2. We note your response to our comment number 3 from our letter dated October 23, 2015, that you believe your segments include groupings of similar products sold to the same or similar end markets and that your reportable segments provide the relevant revenue information required under ASC 280-10-50-40. Given that you were previously organized under the three reportable segments of Surface Technologies, Controls and Flow Control based on the products you offer, it is not apparent how you considered the similarities and differences between the end products that are now presented by end market in your evaluation of the information that is required under ASC 280-10-50-40. For example, surface technologies and controls, which were previously their own reportable segments are both now included in your Commercial/Industrial segment; yet it is not apparent how you concluded that surface technologies including shot peening and laser peening products, which impact the durability and provide enhancements to metal surfaces, are "similar" enough to your controls offering which includes electronic throttle control devices, transmission shifters and other control components. We further note that in your exhibits to your Form 8-K disclosures for your results of operations for the periods ended June 30, 2015 and September 30, 2015, you provide a disaggregated revenue outlook by end market including an outlook for valves, vehicles, surface technologies and sensors and controls within your Commercial/Industrial reportable segment. As such, it appears such revenue information is available and is useful to investors. Therefore, please expand on your response to tell us the analysis that was done to conclude that each group of products by end markets is similar enough to one another notwithstanding your realignment and why additional revenue information by disaggregated product offering is not required.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or in her absence, Pamela Long, Assistant Director at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction